Advantest Corporation (FY2014 Q3)

FY2014 Third Quarter Consolidated Financial Results
(Advantest’s consolidated financial statements are prepared in accordance with U.S. GAAP)
(Period ended December 31, 2014)
(Unaudited)

January 29, 2015
Company name	:	Advantest Corporation
(URL http://www.advantest.com/US/investors)
Stock exchange on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Shinichiro Kuroe, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Director, Managing Executive Officer and Executive Vice President, Corporate Administration Group
(03) 3214-7500
Quarterly Report Filing Date (as planned)	:	February 13, 2015
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2014 Q3 (April 1, 2014 through December 31, 2014)
(1)      Consolidated Financial Results（Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)
	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2014 Q3	119,902	51.3	9,811	－	13,305	－	9,241	－
FY2013 Q3	79,251	(18.5)	(34,404)	－	(34,321)	－	(34,148)	－
(Note) Quarterly comprehensive income (loss): FY2014 Q3 (Y) 28,163 million (-%); FY2013 Q3 (Y) (18,893) million (-%)

	Net income (loss) per share - basic		Net income (loss) per share - diluted
		Yen		Yen
FY2014 Q3	53.05		47.96
FY2013 Q3	(196.12)		(196.12)

(2)      Consolidated Financial Position
	Total assets		Net assets		Stockholders’ Equity		Equity-to-assets ratio
		Million yen		Million yen		Million yen		%
FY2014 Q3	264,961		142,766		142,766		53.9
FY2013	229,856		116,252		116,252		50.6

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2013	－	10.00	－	5.00	15.00
FY2014	－	5.00	－	N/A	N/A
FY2014 (forecast)	N/A	N/A	N/A	10.00	15.00
(Note) Revision of dividends forecast for this period: Yes

Advantest Corporation (FY2014 Q3)

3. Projected Results for FY2014 (April 1, 2014 through March 31, 2015)
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share
FY2014	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
	162,000	44.8	14,000	－	17,500	－	12,500	－	71.76
(Note) Revision of projected results for this period: Yes
Please see “(3) Prospects for the Current Fiscal Year” on page 6 for details.

4. Others
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): No

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes
(Note) Please see “2. Others” on page 7 for details.

(3)	Accounting changes:
1)	Changes based on revisions of accounting standard: No
2)	Changes other than 1) above: No

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock):
FY2014 Q3  199,566,770 shares; FY2013  199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period:
FY2014 Q3  25,291,042 shares; FY2013  25,368,828 shares.
3)	Average number of outstanding stock for each period (cumulative term):
FY2014 Q3  174,199,488 shares; FY2013 Q3  174,113,609 shares.

Status of Quarterly Review Procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Advantest Corporation (FY2014 Q3)

Contents

1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Current Fiscal Year	P. 6
2.	Others		P. 7
	(1)	Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Comprehensive Income (Loss) (Unaudited)	P.12
	(4)	Consolidated Statements of Cash Flows (Unaudited)	P.13
	(5)	Notes to Consolidated Financial Statements	P.14
		(Notes on Going Concern)	P.14
		(Notes on Significant Changes to Stockholders’ Equity)	P.14
		(Segment Information)	P.14

Advantest Corporation (FY2014 Q3)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2014 Q3 (April 1, 2014 through December 31, 2014)

			(in billion yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	88.3	126.1	42.7%
Net sales	79.3	119.9	51.3%
Operating income (loss)	(34.4)	9.8	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(34.3)	13.3	－
Net income (loss)	(34.1)	9.2	－
During the nine-month period ended December 31, 2014, the global economy overall saw a continuing gradual recovery, supported by sustained solid recovery in the American economy.
In the semiconductor market, semiconductor manufacturers actively promoted capital investments in production capacity expansion as a result of increasing demand for chips to be used in mobile handsets for the Chinese market following the launch of LTE services in China in late 2013, and as a result of continuing ramp-up in production of chips for new-model high-end smartphones.
Amid this business environment, Advantest sought to expand its business with a focus on test systems for smartphone chips. As a result, orders received were (Y) 126.1 billion (a 42.7% increase in comparison to the corresponding period of the previous fiscal year) and net sales were (Y) 119.9 billion (a 51.3% increase in comparison to the corresponding period of the previous fiscal year). In addition to year-on-year growth in net sales, higher ratio of sales of  products with higher margin contributed to a significant improvement in profit and loss. Operating income was (Y) 9.8 billion, income before income taxes and equity in earnings of affiliated company was (Y) 13.3 billion, and net income was (Y) 9.2 billion. The percentage of net sales to overseas customers was 91.7% (90.4% in the corresponding period of the previous fiscal year).

Conditions of business segments are described below.

Advantest Corporation (FY2014 Q3)
<Semiconductor and Component Test System Segment>
			(in billion yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	56.2	87.8	56.1%
Net sales	51.5	80.1	55.6%
Operating income (loss)	(27.0)	10.3	－
The Semiconductor and Component Test System Segment continued to see increased sales of the V93000 non-memory test system due to higher demand for semiconductors that was spurred by the expansion of LTE base station infrastructure in China, increased production of smartphones for the Chinese market and the launch of new high-end smartphones.  Demand for test systems for MPUs also increased.
As a result of the above, orders received were (Y) 87.8 billion (a 56.1% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 80.1 billion (a 55.6 % increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 10.3 billion.

< Mechatronics System Segment＞
			(in billion yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	12.8	20.5	59.3%
Net sales	10.0	20.2	101.4%
Operating income (loss)	(4.5)	2.6	－
The Mechatronics System Segment saw higher demand for device interfaces and test handlers that was correlated to increased demand for test systems. Customer demand in nanotechnology business also steadily increased due to continuing miniaturization of semiconductors.
As a result of the above, orders received were (Y) 20.5 billion (a 59.3% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 20.2 billion (a 101.4% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 2.6 billion.

<Services, Support and Others Segment>
(in billion yen)
	Nine months ended December 31, 2013	Nine months ended December 31, 2014	As compared to the corresponding period of the previous fiscal year increase (decrease)
Orders received	19.5	17.9	(8.1%)
Net sales	17.9	19.7	10.0%
Operating income	2.1	2.4	16.4%
The Services, Support, and Others Segment saw a fall in orders received in comparison to the corresponding period of the previous fiscal year as demand for leases struggled to grow, but initiatives to increase profitability of field services continued to progress smoothly.
As a result of the above, orders received were (Y) 17.9 billion (a 8.1% decrease in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 19.7 billion (a 10.0% increase in comparison to the corresponding period of the previous fiscal year), and operating income was (Y) 2.4 billion (a 16.4% increase in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2014 Q3)

(2) Analysis of Financial Condition
Total assets at December 31, 2014 amounted to (Y) 265.0 billion, an increase of (Y) 35.1 billion compared to March 31, 2014, primarily due to an increase of (Y) 16.1 billion, (Y) 8.8 billion and (Y) 7.8 billion in cash and cash equivalents, trade receivables and goodwill, respectively. The amount of total liabilities was (Y) 122.2 billion, an increase of (Y) 8.6 billion compared to March 31, 2014, primarily due to an increase of (Y) 3.5 billion, (Y) 2.2 billion and (Y) 1.5 billion in income taxes payable, trade accounts payable and accrued expenses, respectively.
Stockholders’ equity was (Y) 142.8 billion. Equity to assets ratio was 53.9%, an increase of 3.3 percentage points from March 31, 2014.

(Cash Flow Condition)
Cash and cash equivalents held at December 31, 2014 were (Y) 85.1 billion, an increase of (Y) 16.1 billion from March 31, 2014. Significant cash flows during the nine-month period of this fiscal year and their causes are described below.
Net cash provided by operating activities was (Y) 12.5 billion (net cash outflow of (Y) 0.2 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to an increase of (Y) 3.2 billion in income taxes payable and offset by an increase of (Y) 5.6 billion in trade receivables, and adjustments of non cash items such as depreciation and amortization in addition to the net income of (Y) 9.2 billion.
Net cash used in investing activities was (Y) 0.9 billion (net cash outflow of (Y) 4.9 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to payments for acquisition of tangible fixed assets in the amount of (Y) 2.5 billion, offset by proceeds from sale of available-for-sale securities of (Y) 1.8 billion.
Net cash used in financing activities was (Y) 1.6 billion (net cash outflow of (Y) 2.9 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to dividends paid of (Y) 1.7 billion.

(3) Prospects for the Current Fiscal Year
The greater functionality and increasing global adoption of smartphones, as well as growth in demand for semiconductors for data centers, are expected to drive growth in semiconductor-related markets going forward. Thus, in 2015, Advantest expects DRAM and NAND flash memory for smartphones and data centers to lead growth in the semiconductor market.  In such environment, Advantest foresees continued firm demand for its memory test systems.
Advantest continues to strive to complete the two structural transition initiatives launched in FY2013, building a cost structure that ensures profitability notwithstanding market fluctuations and building a business structure in which resources are reallocated to growth markets in an agile manner. By doing so, Advantest aims to further strengthen its profitability base and grow income streams.
Based on recent market trends, Advantest has revised its forecast for the full year of FY2014 as follows, with figures in brackets those announced in October 2014.  Advantest now expects net sales of (Y) 162.0 billion ((Y) 152.0 billion); operating income of (Y) 14.0 billion ((Y) 12.0 billion); income before income taxes and equity in earnings of affiliated company of (Y) 17.5 billion ((Y) 13.7 billion), based on cumulative other income (expenses) through the third quarter of the fiscal year; and net income of (Y) 12.5 billion ((Y) 8.0 billion).

Advantest Corporation (FY2014 Q3)

2.  Others
(1) Use of Simplified Accounting Method and Special Accounting Policy for Quarterly Consolidated Financial Statements
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the cumulative third quarter, its best estimate of the annual effective tax rate for the full fiscal year and uses that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

Advantest Corporation (FY2014 Q3)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2014	December 31, 2014

Current assets:
Cash and cash equivalents	¥68,997	85,145
Trade receivables, net	20,404	29,231
Inventories	30,200	33,852
Other current assets	5,218	5,475

Total current assets	124,819	153,703

Investment securities	3,741	2,393
Property, plant and equipment, net	39,925	39,334
Intangible assets, net	3,545	3,324
Goodwill	46,846	54,657
Other assets	10,980	11,550

Total assets	¥229,856	264,961

Advantest Corporation (FY2014 Q3)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2014	December 31, 2014

Current liabilities:
Trade accounts payable	¥12,353	14,543
Accrued expenses	6,775	8,268
Income taxes payable	1,089	4,591
Accrued warranty expenses	1,589	1,446
Corporate bonds - current portion	—	10,000
Customer prepayments	2,488	3,013
Other current liabilities	2,313	3,537

Total current liabilities	26,607	45,398

Corporate bonds	25,000	15,000
Convertible bonds	30,149	30,126
Accrued pension and severance costs	28,641	29,285
Other liabilities	3,207	2,386

Total liabilities	113,604	122,195

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	43,906	43,864
Retained earnings	130,740	138,002
Accumulated other comprehensive income	5,326	24,248
Treasury stock	(96,083)	(95,711)

Total stockholders’ equity	116,252	142,766

Total liabilities and stockholders’ equity	¥229,856	264,961

Advantest Corporation (FY2014 Q3)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014

Net sales	¥79,251	119,902
Cost of sales	45,913	53,342

Gross profit	33,338	66,560

Research and development expenses	25,294	22,814
Selling, general and administrative expenses	29,380	33,724
Impairment charge	13,068	211

Operating income (loss)	(34,404)	9,811

Other income (expense):
Interest and dividend income	169	150
Interest expense	(104)	(103)
Gain on sale of investment securities	778	677
Other, net	(760)	2,770

Total other income (expense)	83	3,494

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(34,321)	13,305

Income taxes (benefit)	(171)	4,064
Equity in earnings (loss) of affiliated company	2	—

Net income (loss)	¥(34,148)	9,241

	Yen
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014

Net income (loss) per share:
Basic	¥(196.12)	53.05
Diluted	(196.12)	47.96

Advantest Corporation (FY2014 Q3)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2013	December 31, 2014

Net sales	¥19,613	40,959
Cost of sales	15,120	17,645

Gross profit	4,493	23,314

Research and development expenses	7,886	7,792
Selling, general and administrative expenses	9,949	11,892
Impairment charge	13,068	211

Operating income (loss)	(26,410)	3,419

Other income (expense):
Interest and dividend income	69	62
Interest expense	(34)	(35)
Gain on sale of investment securities	202	118
Other, net	(761)	1,724

Total other income (expense)	(524)	1,869

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	(26,934)	5,288

Income taxes (benefit)	(2,125)	632
Equity in earnings (loss) of affiliated company	0	—

Net income (loss)	¥(24,809)	4,656

	Yen
	Three months ended	Three months ended
	December 31, 2013	December 31, 2014

Net income (loss) per share:
Basic	¥(142.42)	26.73
Diluted	(142.42)	24.15

Advantest Corporation (FY2014 Q3)

(3)  Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014

Comprehensive income (loss)
Net income (loss)	¥(34,148)	9,241
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	15,147	18,440
Net unrealized gains (losses) on investment securities	(294)	(302)
Pension related adjustments	402	784

Total other comprehensive income (loss)	15,255	18,922

Total comprehensive income (loss)	¥(18,893)	28,163

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2013	December 31, 2014

Comprehensive income (loss)
Net income (loss)	¥(24,809)	4,656
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	9,428	11,779
Net unrealized gains (losses) on investment securities	2	69
Pension related adjustments	31	252

Total other comprehensive income (loss)	9,461	12,100

Total comprehensive income (loss)	¥(15,348)	16,756

Advantest Corporation (FY2014 Q3)

(4)  Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2013	December 31, 2014

Cash flows from operating activities:
Net income (loss)	¥(34,148)	9,241
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	6,831	3,769
Deferred income taxes	(2,048)	(75)
Stock option compensation expense	870	－
Impairment charge	13,495	211
Gain on sale of investment securities	(778)	(677)
Changes in assets and liabilities:
Trade receivables	15,651	(5,617)
Other account receivable	(126)	779
Inventories	311	(1,551)
Trade accounts payable	(79)	718
Other account payable	61	953
Accrued expenses	(1,310)	1,096
Income taxes payable	(631)	3,208
Accrued warranty expenses	(269)	(216)
Customer prepayments	(662)	493
Accrued pension and severance costs	1,207	323
Other	1,458	(180)

Net cash provided by (used in) operating activities	(167)	12,475

Cash flows from investing activities:
Proceeds from sale of available-for-sale securities	1,418	1,806
Acquisition of subsidiary, net of cash acquired	(1,272)	－
Purchases of property, plant and equipment	(5,096)	(2,486)
Purchases of intangible assets	(648)	(307)
Other	650	86

Net cash provided by (used in) investing activities	(4,948)	(901)

Cash flows from financing activities:
Dividends paid	(3,369)	(1,666)
Other	501	114

Net cash provided by (used in) financing activities	(2,868)	(1,552)

Net effect of exchange rate changes on cash and cash equivalents	4,436	6,126

Net change in cash and cash equivalents	(3,547)	16,148

Cash and cash equivalents at beginning of period	45,668	68,997

Cash and cash equivalents at end of period	¥42,121	85,145

Advantest Corporation (FY2014 Q3)

(5)	Notes to Consolidated Financial Statements

(Notes on Going Concern): None

(Notes on Significant Changes to Stockholders’ Equity): None

(Segment Information)
	Yen (Millions)
	Nine months ended December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥51,299	10,031	17,921	－	79,251
Inter-segment sales	161	8	－	(169)	－
Net sales	51,460	10,039	17,921	(169)	79,251
Operating income (loss) before stock option compensation expense	(26,960)	(4,530)	2,095	(4,139)	(33,534)
Adjustment:
Stock option compensation expense					870
Operating income (loss)					¥(34,404)

	Yen (Millions)
	Nine months ended December 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥79,972	20,217	19,713	－	119,902
Inter-segment sales	80	－	－	(80)	－
Net sales	80,052	20,217	19,713	(80)	119,902
Operating income (loss) before stock option compensation expense	10,255	2,620	2,440	(5,504)	9,811
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥9,811

Advantest Corporation (FY2014 Q3)

	Yen (Millions)
	Three months ended December 31, 2013
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥10,086	3,244	6,283	－	19,613
Inter-segment sales	70	8	－	(78)	－
Net sales	10,156	3,252	6,283	(78)	19,613
Operating income (loss) before stock option compensation expense	(23,175)	(2,042)	923	(1,684)	(25,978)
Adjustment:
Stock option compensation expense					432
Operating income (loss)					¥(26,410)

	Yen (Millions)
	Three months ended December 31, 2014
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥25,047	9,117	6,795	－	40,959
Inter-segment sales	14	－	－	(14)	－
Net sales	25,061	9,117	6,795	(14)	40,959
Operating income (loss) before stock option compensation expense	2,351	1,906	872	(1,710)	3,419
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥3,419

  (Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.